Diverse Development Group, Inc.

4819 Wood Pointe Way

Sarasota, FL 34233

June 21, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE:	Diverse Development Group, Inc. Registration Statement Amendment 4 on Form S-1 Filed June 12, 2017 File No. 333-216151

Gentlepersons:

In regard to the above referenced Registration Statement, Diverse Development Group, Inc. (the “Company”) and its management acknowledge that:

* Should the Commission or its staff, acting pursuant to its delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

* The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

DIVERSE DEVELOPMENT GROUP, INC.

/s/ Christopher Kiritsis
Christopher Kiritsis
Chief Executive Officer